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                            August 27, 2020

       Yuantong Wang
       President and Chief Executive Officer
       Adaiah Distribution, Inc.
       Tianan Technology Park
       13/F Headquarters Center Building 16
       555 Panyu North Ave, Panyu District, Guangzhou City, China

                                                        Re: Adaiah Distribution
Inc.
                                                            Form 8-K
                                                            Filed August 20,
2020
                                                            File No. 000-55369

       Dear Mr. Wang:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 8-K filed August 20, 2020

       General

   1. It appears that immediately before the transaction with Guangzhou Huaizhong Health
                                                        Technology Co., Ltd.,
you were a shell company, as defined in Rule 12b-2 under the
                                                        Securities Exchange Act
of 1934, as amended. Accordingly, please amend your report to provide the information
required by Item 2.01(f) of Form 8-K and the related financial information required by
Item 9.01 of Form 8-K, or provide us with a detailed analysis of why this disclosure is
not required.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Yuantong Wang
Adaiah Distribution, Inc.
August 27, 2020
Page 2

      Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal
Branch Chief, at (202) 551-3453 with any questions.



                                                         Sincerely,
FirstName LastNameYuantong Wang
                                                         Division of
Corporation Finance
Comapany NameAdaiah Distribution, Inc.
                                                         Office of Technology
August 27, 2020 Page 2
cc:       Richard I. Anslow
FirstName LastName